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14048339

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FEB 28 2014

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SECURITIESA
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CliftonLarsonAllen Wealth Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South Sixth Street, Suite 300
(No. and Street)

Minneapolis (City) Minnesota (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Brent Johnson 816.671.8925
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer PLLP
(Name – *if individual, state last, first, middle name*)

3050 Metro Drive, Suite 200 (Address) Minneapolis (City) Minnesota (State) 55425 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

90 3/18

cy 3/21/14

OATH OR AFFIRMATION

I, Matthew Brent Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CliftonLarsonAllen Wealth Advisors, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(none)

Signature

Financial and Operations Principal

Title

Notary Public

APRIL D. BALDWIN
Notary Seal - Notary Public
STATE OF MISSOURI
Buchanan County
My Commission Expires 8/8/2014
Commission #10430995

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

FINANCIAL STATEMENTS
AND
SUPPLMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

Boyum & Barenscheer PLLP

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

FINANCIAL STATEMENTS
AND
SUPPLMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

TABLE OF CONTENTS

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included therein as CliftonLarsonAllen Wealth Advisors, LLC claims exemption from such computation under Section (k)(1) and Section (k)(2)(i), as CliftonLarsonAllen Wealth Advisors, LLC does not carry customers' accounts on its books.

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

Board of Governors
CliftonLarsonAllen Wealth Advisors, LLC
Minneapolis, Minnesota

Report on the Financial Statements

We have audited the accompanying financial statements of CliftonLarsonAllen Wealth Advisors, LLC, which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of net income, member's equity and cash flows for the years then ended and are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CliftonLarsonAllen Wealth Advisors, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1: computation of net capital and aggregate indebtedness pursuant to rule 15c3-1 as of December 31, 2013 and 2012, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedule 1 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 25, 2014

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	12/31/2013	12/31/2012
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 9,231,947	$ 11,928,951
Accounts Receivable and Work in Process, Net	202,655	140,986
Other Current Assets and Prepaid Expenses	150,626	168,303
Total Current Assets	9,585,228	12,238,240
PROPERTY AND EQUIPMENT (AT COST)		
Equipment and Software	209,874	240,350
Accumulated Depreciation and Amortization	(181,228)	(195,488)
Net Property and Equipment	28,646	44,862
OTHER ASSETS		
Investment in Innovator	102,171	123,219
Total Assets	$ 9,716,045	$ 12,406,321
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 90,618	$ 61,091
Accrued Payroll & Related Benefits	175,914	162,823
Net Payable to Member	509,889	3,598,144
Deferred Revenue	23,194	-
Total Current Liabilities	799,615	3,822,058
MEMBER'S EQUITY		
Capital	25,000	25,000
Retained Earnings	8,891,430	8,559,263
Total Member's Equity	8,916,430	8,584,263
Total Liabilities and Member's Equity	$ 9,716,045	$ 12,406,321

See accompanying notes to financial statements.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENTS OF NET INCOME
FOR THE YEARS ENDING DECEMBER 31, 2013 and 2012

	12/31/2013	12/31/2012
REVENUE		
Investment Advisory	$ 16,326,786	$ 13,637,615
Brokerage Commission	2,061,180	739,069
Insurance and Annuity Commission	1,618,738	1,296,985
Financial and Succession Planning	266,180	262,542
Tax Return Preparation and Other	154,957	669,347
Total Revenue	20,427,841	16,605,558
EXPENSES		
Service Charge from Member	74,283	285,849
Payroll & Related Costs	8,581,023	6,302,585
Other Administrative Costs	3,151,854	2,609,733
Depreciation & Amortization	20,433	24,150
Total Expenses	11,827,593	9,222,317
INCOME FROM OPERATIONS	8,600,248	7,383,241
OTHER INCOME AND EXPENSE		
Interest Income	5,432	3,152
Loss on Disposition of Assets	(44)	-
Net Earnings from Investment	226,531	120,065
Total Other Income and Expense	231,919	123,217
NET INCOME	$ 8,832,167	$ 7,506,458

See accompanying notes to financial statements.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENTS OF MEMBER'S EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2013 and 2012

	CAPITAL	RETAINED EARNINGS	MEMBER'S EQUITY
Balance at December 31, 2011	$ 25,000	$ 1,052,805	$ 1,077,805
Net Income	-	7,506,458	7,506,458
Member's Distributions	-	-	-
Balance at December 31, 2012	$ 25,000	$ 8,559,263	$ 8,584,263
Net Income	-	8,832,167	8,832,167
Member's Distributions	-	(8,500,000)	(8,500,000)
Balance at December 31, 2013	$ 25,000	$ 8,891,430	$ 8,916,430

See accompanying notes to financial statements.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDING DECEMBER 31, 2013 and 2012

	12/31/2013	12/31/2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Receipts from Customers	$ 20,389,364	$ 16,737,577
Cash Paid to Employees & Suppliers	(14,835,118)	(5,693,927)
Net Cash Provided by Operating Activities	5,554,246	11,043,650
CASH FLOWS FROM INVESTING ACTIVITIES		
Interest Income Received	5,432	3,152
Purchase of Equipment	(4,261)	-
Purchase of Investment	-	(24,500)
Distribution from Investment	247,579	21,346
Net Cash Provided by Investing Activities	248,750	(2)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Distributions	(8,500,000)	-
Net Cash Used by Financing Activities	(8,500,000)	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	(2,697,004)	11,043,648
Cash and Cash Equivalents - Beginning of Period	11,928,951	885,303
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 9,231,947	$ 11,928,951
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Income From Operations	$ 8,600,248	$ 7,383,241
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation & Amortization	20,433	24,150
(Increase) Decrease in Receivables and Work in Process	(61,670)	84,522
(Increase) Decrease in Other Current Assets and Prepaid Expenses	17,677	(101,565)
(Increase) Decrease in Receivable from Member	-	47,498
Increase (Decrease) in Accounts Payable	29,527	29,197
Increase (Decrease) in Accrued Payroll & Related Benefits	13,092	(21,537)
Increase (Decrease) in Net Payables to Member	(3,088,255)	3,598,144
Increase (Decrease) in Deferred Revenue	23,194	-
Net Cash Provided by Operating Activities	$ 5,554,246	$ 11,043,650

See accompanying notes to financial statements.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

CliftonLarsonAllen Wealth Advisors, LLC (formerly LarsonAllen Financial, LLC) (the Company), a Minnesota limited liability company, was organized on February 15, 1995 and registered with the Securities and Exchange Commission (SEC). Effective October 27, 1995, the Company registered with the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer.

The Company is a wholly owned subsidiary of CliftonLarsonAllen Financial, LLC (Member). CliftonLarsonAllen Financial, LLC is a wholly owned subsidiary of CliftonLarsonAllen LLP. The Company is engaged in investment advisory, financial and estate planning, and other financial services throughout the United States.

Revenue Recognition

Revenues from consulting and asset management services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed. Deferred revenue represents amounts collected in excess of services performed to date.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable and Work in Process, Net

Accounts receivable from customers and unbilled work in process relate to services provided. The Company does not customarily require collateral for providing such services. Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the collections risk inherent within such accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The composition of Accounts Receivable and Work in Process, Net as of December 31, 2013 and December 31, 2012 as follows:

	12/31/2013	12/31/2012
Accounts Receivable	$ 204,915	$ 121,310
Less: Allowance for Bad Debts	(18,000)	(3,000)
Work in Process	62,540	25,109
Less: Unbilled Reserve	(46,800)	(2,433)
	$ 202,655	$ 140,986

Depreciation

Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Description of Useful Lives
The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

Investment
On July 1, 2012 the Company purchased a forty-nine percent interest in Innovator Management LLC. Transactions for the years ended December 31, 2013 and 2012 under the equity method of accounting for this investment were as follows:

	Investment
Initial Investment	$ 24,500
Share of Net Income for year ended December 31, 2012	120,065
Cash Distributions Received	(21,346)
Investment - December 31, 2012	123,219
Share of Net Income for year ended December 31, 2013	226,531
Cash Distributions Received	(247,579)
Investment - December 31, 2013	$ 102,171

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes; therefore, no income tax expense has been recorded in the accompanying financial statements. Income from the Company is passed through to the Member and is taxed to the partners of the Member in their respective returns. The Company's tax years 2012, 2011 and 2010 and the twelve months ended December 31, 2013 are open for examination by federal and state taxing authorities.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments, Contingencies, Guarantees
Except as discussed elsewhere within these Notes to Financial Statements, there are no other material commitments, contingencies or guarantees that require additional disclosure.

Other Events
LarsonAllen LLP combined through a statutory merger with another major accounting and consulting firm (Clifton Gunderson LLP) to form CliftonLarsonAllen LLP ("Merger") effective January 2, 2012. Concurrent with the Merger, CliftonLarsonAllen LLP formed a wholly owned holding company with the name of CliftonLarsonAllen Financial, LLC ("CLA Financial"). CLA Financial assumed sole membership rights of the Company, which was renamed CliftonLarsonAllen Wealth Advisors, LLC ("CLA Wealth Advisors"). The CLA Financial holding company has assumed sole membership rights of the Clifton Gunderson LLP wealth management affiliate, Clifton Gunderson

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Services, LLC ("CGFS"). During the year ended December 31, 2012 all client relationships and investment advisor registrations were transferred from CGFS to CliftonLarsonAllen Wealth Advisors, LLC.

Subsequent Events
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2014, the date of the financial statements were available to be issued.

NOTE 2 RETIREMENT PLAN

The Company participates in the CliftonLarsonAllen LLP 401(k) Retirement Plan which allows eligible employees to make contributions from their compensation. The plan covers employees who meet certain eligibility requirements and allows employees to defer a portion of their eligible compensation, up to the maximum dollar limit set by law. To be an eligible participant, the employee must meet minimum age and service requirements outlined in the Plan. The plan requires the Company to contribute 50% for each dollar contributed by the participant. The Company matching contribution is limited to the first 4% of employee contributions each plan year. The Company may also make a discretionary contribution to the plan. A discretionary contribution of 2% was accrued for the year ended December 31, 2013 based on discussions with management. At the date the financial statements were issued, final approval by the board of directors was pending and is expected to be approved at 2%. The Company recorded contribution expense of $229,853 for the plan for the year ended December 31, 2013 and $183,648 for the plan for the year ended December 31, 2012.

NOTE 3 RELATED PARTY DISCLOSURES

The Company has a Services Agreement with CliftonLarsonAllen LLP for the provision of services including occupancy and other expenses at a predetermined rate. For the year ended December 31, 2013, charges for these services and operating expenses (net of service income of $63,645) totaled $1,046,689. For the year ended December 31, 2012, charges for these services and operating expenses (net of service income of $76,326) totaled $856,643. In addition, certain of the company's employees provided services to other related entities. The Company charged those entities $0 for the year ended December 31, 2013 for these services and approximately $2,525,000 for the year ended December 31, 2012. The Company had an amount owing to related entities in the amount of $509,889 at December 31, 2013 and $3,598,144 as of December 31, 2012.

NOTE 4 REVOLVING NOTE

On April 1, 2013, the Company entered into a revolving note agreement with Innovator Management LLC, (see Note 1-Investment) whereby the Company may advance up to $400,000 to fund certain specified expenses. The note agreement calls for quarterly interest payments at 5% and matures on April 1, 2014. The maturity date will be automatically extended to April 1, 2015 and for successive one-year periods thereafter at the discretion of the borrower. If the note is not extended, any outstanding principal together with interest is payable over the next twelve months. The borrower may prepay the note in whole or in part without premium or penalty. No amounts were advanced on the revolving note in 2013.

NOTE 5 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $8,432,332, as defined by Rule 15c3-1, which was $8,379,024 in excess of its required net capital of $53,308. The Company had aggregated indebtedness at December 31, 2013 in the amount of $799,615. At December 31, 2012, the Company had net capital of $8,106,893, as defined by Rule 15c3-1, which was $7,852,089 in excess of its required net capital of $254,804. The Company had aggregated indebtedness at December 31, 2012 in the amount of $3,822,058.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Capital Rule, the Company is exempt under the (k)(2)(i) exception. Per Rule 15c3-3, the following schedule illustrates the differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

	12/31/2013	12/31/2012
Net Capital Per Part IIA Focus (as originally filed)	$8,332,377	$8,125,845
Adjustments to Ownership Equity:		
Increase (Decrease) in Revenue	(32,699)	12,829
(Increase) Decrease in Expenses	98,693	(4,233)
Increase (Decrease) in Other Income	(44)	751
(Increase) Decrease in Non-allowable Assets	34,005	(28,299)
Ending Net Capital Per Audit Report	$8,432,332	$8,106,893

See accompanying notes to financial statements.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL AND AGGREAGE INDEBTEDNESS PURSUANT TO RULE 15C3-1
FOR THE YEARS ENDING DECEMBER 31, 2013 and 2012

	12/31/2013	12/31/2012
NET CAPITAL		
OWNERSHIP EQUITY		
Member's Capital	$ 25,000	$ 25,000
Member Distributions	(8,500,000)	-
Retained Earnings	8,559,263	1,052,805
Net Income	8,832,167	7,506,458
Total Ownership Equity	8,916,430	8,584,263
LESS: NON-ALLOWABLE ASSETS		
Current Assets:		
Accounts Receivable and Work in Process, Net	202,655	140,986
Other Assets	150,626	168,303
Long-Term Assets:		-
Property and Equipment (Net)	28,646	44,862
Investment	102,171	123,219
Total Non-Allowables	484,098	477,370
Total Net Capital	$ 8,432,332	$ 8,106,893
AGGREGATE INDEBTEDNESS		
Accounts Payable	$ 90,618	$ 61,091
Accrued Payroll & Related Benefits	175,914	162,823
Deferred Revenue and Other	533,083	3,598,144
Total Aggregate Indebtedness	$ 799,615	$ 3,822,058
REQUIRED NET CAPITAL		
FINRA Required Net Capital (1/15 of Aggregate Indebtedness)	$ 53,308	$ 254,804
Regulatory Minimum Net Capital Requirement	$ 5,000	$ 5,000
Required Net Capital (Greater of Two Measures)	$ 53,308	$ 254,804
EXCESS NET CAPITAL		
Net Capital	$ 8,432,332	$ 8,106,893
Required Net Capital	53,308	254,804
Excess Net Capital	$ 8,379,024	$ 7,852,089
S.E.C. EARLY WARNING REQUIREMENT		
10% of Aggregate Indebtedness	$ 79,961	$ 382,206
120% of Required Net Capital	$ 63,969	$ 305,765
Early Warning Threshhold (Greater of Two Measures)	$ 79,961	$ 382,206
Net Capital Above Early Warning Threshhold	$ 8,352,371	$ 7,724,687
AGGREGATE INDEBTEDNESS : NET CAPITAL RATIO		
Aggregate Indebtedness	$ 799,615	$ 3,822,058
Net Capital	$ 8,432,332	$ 8,106,893
Ratio	0.0948 : 1	0.4715 : 1

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

Board of Governors
CliftonLarsonAllen Wealth Advisors, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of CliftonLarsonAllen Wealth Advisors, LLC (the Company) as of December 31, 2013 and 2012 and for the years then ended, in accordance with auditing standards generally accepted in the United States of America, we considered CliftonLarsonAllen Wealth Advisors, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because CliftonLarsonAllen Wealth Advisors, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in, internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 25, 2014

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

AGREED-UPON PROCEDURES REPORT – FORM SIPC 7

DECEMBER 31, 2013

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
CliftonLarsonAllen Wealth Advisors, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Assessment and Payments (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by CliftonLarsonAllen Wealth Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating CliftonLarsonAllen Wealth Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. CliftonLarsonAllen Wealth Advisors, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers reflected in schedule of assessments and payments supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 25, 2014

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS
Year Ended December 31, 2013

Total Revenue	$ 20,427,841
Total Deductions	4,101,055
SIPC Net Operating Revenues	$ 16,326,786
General Assessment @ .0025	$ 40,817

Less Payments Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
07/29/13	No agent identified	$ -	$ 20,433
02/26/14	No agent identified	-	20,384
		$ -	$ 40,817